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02018185

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 40365

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 26 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OWENS SECURITIES CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2221 Olympic Blvd.
(No. and Street)

Walnut Creek (City) CA (State) 94595 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON LLP
(Name — *if individual, state last, first, middle name*)

100 LIBERTY ST., STE. 770 (Address) RENO (City) NV (State) 89504 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

3-15-02

OATH OR AFFIRMATION

I, BRYAN DRAPER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OWENS FINANCIAL GROUP, INC., as of DECEMBER 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Subscribed and sworn to me this 25th day of February, 2002.

Signature

CFO

Title

Laura E. Quisito

Notary Public

Laura E. Quisito

LAURA E. QUISITO
COMM. #1234252
Notary Public-California
CONTRA COSTA COUNTY
My Comm. Exp. Sept. 10, 2003

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial statements and report of independent certified public accountants

Owens Securities Corporation

December 31, 2001 and 2000

CONTENTS

Accountants and
Management Consultants
Grant Thornton LLP
The US Member Firm of
Grant Thornton International

Grant Thornton

Report of Independent Certified Public Accountants

Board of Directors and Stockholders
Owens Securities Corporation

We have audited the accompanying balance sheets of Owens Securities Corporation, as of December 31, 2001 and 2000, and the related statements of operations, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Owens Securities Corporation, as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Reno, Nevada
February 13, 2002

Suite 770
100 W. Liberty Street
P.O. Box 30
Reno, NV 89504
Tel: 775 786-1520
Fax: 775 786-7091

Owens Securities Corporation

BALANCE SHEETS

December 31,

ASSETS

	2001	2000
CURRENT ASSETS		
Cash	$ 19,878	$ 11,013
Total current assets	19,878	11,013
INVESTMENT IN LIMITED PARTNERSHIP	-	16,684
OTHER INVESTMENTS	3,300	3,300
	$ 23,178	$ 30,997

STOCKHOLDER'S EQUITY

STOCKHOLDER'S EQUITY		
Common stock, $1 par value; authorized 10,000,000 shares; issued and outstanding 15,000 shares	$ 15,000	$ 15,000
Additional paid-in capital	36,500	26,700
Accumulated deficit	(28,322)	(10,703)
Total stockholder's equity	$ 23,178	$ 30,997

The accompanying notes are an integral part of these statements.

Owens Securities Corporation

STATEMENTS OF OPERATIONS

Years ended December 31,

	2001	2000
Revenues	$ -	$ -
General and administrative expenses	18,115	17,611
Loss from operations	(18,115)	(17,611)
Other income		
Income from limited partnership	881	1,472
Interest and other income	415	520
Total other income	1,296	1,992
Loss before provision for income taxes	(16,819)	(15,619)
Provision for income taxes	(800)	(800)
NET LOSS	$ (17,619)	$ (16,419)

The accompanying notes are an integral part of these statements.

Owens Securities Corporation

STATEMENTS OF STOCKHOLDER'S EQUITY

Years ended December 31, 2001 and 2000

	Common Stock		Additional Paid-In	Accumulated	Total Shareholder's
	Shares	Amount	Capital	Deficit	Equity
Balances at January 1, 2000	15,000	$ 15,000	$ 10,600	$ 5,716	$ 31,316
Net loss	-	-	-	(16,419)	(16,419)
Additional paid-in capital	-	-	16,100	-	16,100
Balances at December 31, 2000	15,000	15,000	26,700	(10,703)	30,997
Net loss	-	-	-	(17,619)	(17,619)
Additional paid-in capital	-	-	9,800	-	9,800
Balances at December 31, 2001	15,000	$ 15,000	$ 36,500	$ (28,322)	$ 23,178

The accompanying notes are an integral part of these statements.

Owens Securities Corporation

STATEMENTS OF CASH FLOWS

Years ended December 31,

	2001	2000
Cash flows from operating activities:		
Net loss	$ (17,619)	$ (16,419)
Adjustments to reconcile net loss to net cash used in operating activities:		
Reinvested income from limited partnership	(754)	(1,472)
Net cash flows used in operating activities	(18,373)	(17,891)
Cash flows provided by investing activities:		
Redemption of investment in limited partnership	17,438	7,500
Purchase of investments	-	(3,300)
Net cash flows provided by investing activities	17,438	4,200
Cash flows provided by financing activities:		
Additional paid-in capital contributed	9,800	16,100
Net cash flows provided by financing activities	9,800	16,100
INCREASE IN CASH	8,865	2,409
Cash at beginning of year	11,013	8,604
Cash at end of year	$ 19,878	$ 11,013
Supplemental cash flow information:		
Cash paid for income taxes	$ 800	$ 800
Supplemental disclosure of noncash activities:		
Interest earned on investment in limited partnership reinvested	$ 754	$ 1,472

The accompanying notes are an integral part of these statements.

Owens Securities Corporation

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

NOTE A - ORGANIZATION

Owens Securities Corporation (the Company) was incorporated in September 1988 in the State of California. The Company is a registered broker-dealer and is a wholly-owned subsidiary of Owens Financial Group (the "Parent"). Its operations consist of effecting transactions of limited partnership interests in Owens Mortgage Investment Fund. During the years ended December 31, 2001 and 2000, no commission revenue was earned.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. **Basis of Accounting and Management Estimates**

The Company uses the accrual method of accounting for financial reporting purposes.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. **Cash and Cash Equivalents**

For purposes of the statements of cash flows, cash and cash equivalents includes interest-bearing bank deposits and short-term investments with original maturities of three months or less. Cash and cash equivalents includes $14,878 and $6,013 invested in money market funds at December 31, 2001 and 2000, respectively.

3. **Investment in Limited Partnership**

The December 31, 2000 investment in limited partnership consists of $16,684 in Owens Mortgage Investment Fund limited partnership units. This investment is recorded at cost, which approximates market value. The limited partnership units attempt to trade at a level valuation of $1 per unit through regular distributions of income in the form of additional units. Owens Financial Group is the managing member of Owens Mortgage Investment Fund. Limited partnership distributions are recorded as income and are simultaneously reinvested as additional limited partnership units. During the year ended December 31, 2001 and 2000 the Company earned $881 and $1,472, respectively. The entire investment of $17,438 was liquidated during the year ended December 31, 2001.

4. **Income Taxes**

The Company has elected S corporation status for federal and state tax purposes. For an S corporation, federal and state taxes on income are taxed to the individual stockholders. While the income is not subject to federal corporation income tax at the corporate level, it is subject to a 3.5% California franchise tax.

The provision for income taxes for the years ended December 31, 2001 and 2000 consists of minimum state franchise tax of $800.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

5. Other Investments

The Company's investments in marketable equity securities are held for an indefinite period and thus are classified as available-for-sale. Available-for-sale securities are recorded at fair value on the balance sheet with the change in fair value during the period excluded from earnings as a component of other comprehensive income.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires (1) the maintenance of minimum net capital, as defined, of $5,000; and (2) a maximum ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. At December 31, 2001, the Company had net capital of $19,878, which was $14,878, in excess of its required net capital, and a ratio of aggregate indebtedness to net capital of .00 to 1.00. At December 31, 2000, the Company had net capital of $11,013, which was $6,013, in excess of its required net capital, and a ratio of aggregate indebtedness to net capital of .00 to 1.00.

SUPPLEMENTARY INFORMATION

Report of Independent Certified Public Accountants on Supplementary Information Required by Rule 17A-5 of the Securities and Exchange Commission

Board of Directors and Stockholders
Owens Securities Corporation

We have audited the accompanying financial statements of Owens Securities Corporation for the years ended December 31, 2001 and 2000, and have issued our report thereon dated February 13, 2002, which are presented in the preceding section of this report. The supplementary information contained hereinafter is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

Grant Thornton LLP

Reno, Nevada
February 13, 2002

Owens Securities Corporation

COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Years ended December 31,

	2001	2000
Net Capital		
Total stockholders' equity	$ 23,178	$ 30,997
Deduct non-allowable assets:		
Investment in limited partnership	-	(16,684)
Other investments	(3,300)	(3,300)
Net capital	$ 19,878	$ 11,013
Computation of basic net capital requirement:		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	$ 14,878	$ 6,013
Ratio of aggregate indebtedness to capital	$ -	$ -

Reconciliation of net capital:

The net capital as reported in the accompanying financial statements equals the net capital as reported in the Company's unaudited filing of Part IIA of the FOCUS reports as of December 31, 2001 and 2000

The accompanying notes are an integral part of this statement.

Independent Auditors' Report on Internal Controls Required by Securities and Exchange Commission Rule 17a-5

Board of Directors and Stockholders
Owens Securities Corporation

In planning and performing our audits of the financial statements of Owens Securities Corporation (the Company) for the years ended December 31, 2001 and 2000, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

Also, as required by rule 17a-5(g) (1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures following by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons
(2) Recordation of differences required by rule 17a-13
(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the previous paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal controls would not necessarily disclose all matters in internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal controls that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Reno, Nevada
February 13, 2002